Exhibit 99.7

NICE Receives Best Compliance and Reporting Markets Choice Award 2021
for its NTR-X Cloud-Ready Financial Communications Suite

NICE’s NTR-X financial communication compliance suite captures all modalities of regulated employee communications, including traditional, unified and mobile, and speeds future migration

Hoboken, N.J., June 23, 2021 – NICE (NASDAQ: NICE), a leading provider of communication compliance solutions, has been chosen the Best Compliance and Reporting solutions provider in Markets Media Group’s 2021 Markets Choice Awards competition. The award honors the NICE NTR-X financial communication compliance suite, which captures all modalities of regulated employee communications – traditional, unified and mobile – in a single cloud-ready platform.

The 2021 Markets Choice Awards recognized the “best of the best” in capital markets trading and technology spanning the whole market ecosystem from buy-side trading desks to sell-side banks, from global exchange groups to emerging fintechs, from incumbent technology providers to the entrepreneurs who seek to disrupt the status quo.

“As our markets continue to navigate uncertainty, we recognize and celebrate the best companies, platforms, products and people with our Markets Choice awards,” said Terry Flanagan, Managing Editor, Markets Media Group. “In a highly competitive field of submissions, we congratulate NICE for its innovations in cloud-based technology to achieve a best of breed trade recording and assurance offering that reduces regulatory risk and simplifies management of global recording requirements.”

Offering a consolidated, centralized approach to managing recording estates and footprints, NICE’s NTR-X can be deployed globally while still enabling firms to adhere to local capture and storage requirements. Offering financial services firms the benefit of a central vantage point into all global regulated users and communications, NICE’s NTR-X helps reduce regulatory risk, removing maintenance hurdles and reducing the need for costly, dedicated, local IT resources.

NTR-X also provides a seamless upgrade path for current NICE Trading Recording (NTR) customers and a proven cloud-ready platform that speeds future migration.

“NICE thanks the Markets Choice awards for its appreciation of our advancements in trading floor recording and compliance assurance. As the environments in which financial services firms operate present greater risk, NICE’s passion for innovation has led us to create a one-of-a-kind compliance recording and assurance solution,” said Chris Wooten, Executive Vice President, NICE. “Already selected by multiple top 10 global financial institutions, NTR-X was chosen for its higher performance, lower total cost of ownership and its ability to centralize management of their global recording requirements.”

To learn more about NICE NTR-X, please click on the website here.
To view our award video in the Markets Choice Award presentation, please click here.

About Markets Media
Markets Media Group was founded in 2007 to be the pre-eminent provider of news and information about trading and technology in capital markets. The coverage remit spans equities, fixed income, and FX, and covers buy-side investment managers, sell-side broker-dealers, exchanges, trading platforms, technology providers, and regulators. The company went all-digital in 2014. In 2016, Markets Media Group acquired Traders Magazine, the longstanding platform focused on institutional equities trading and market structure. In 2018, MMG acquired GlobalTrading, a Hong Kong-based platform and the official media partner of the FIX Trading Community. MMG held its inaugural Women in Finance Asia awards event in 2019 and plans an expanded event in 2020. In 2019, MMG acquired Best Execution World Limited (BEW), the London-based publisher of Best Execution and The DESK. The BEW acquisition expanded Markets Media Group’s growing global footprint with a top-shelf editorial platform in Europe, called Markets Media Europe.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, Cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.